Exhibit 12

WYNDHAM WORLDWIDE CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions)

	Three Months
	Ended March 31,
	2011	2010 (b)

Earnings available to cover fixed charges:
Income before income taxes	$116	$82
Less: Income from equity investees	1	—

	115	82
Plus: Fixed charges	77	81
Amortization of capitalized interest	1	3
Less: Capitalized interest	3	1

Earnings available to cover fixed charges	$190	$165

Fixed charges (a):
Interest	$67	$74
Capitalized interest	3	1
Interest portion of rental expense	7	6

Total fixed charges	$77	$81

Ratio of earnings to fixed charges	2.47x	2.04x

(a)	Consists of interest expense on all indebtedness (including costs related to the early extinguishment of debt and the amortization of deferred financing costs), capitalized interest and the portion of operating lease rental expense that is representative of the interest factor.

(b)	Ratio computation has been amended to (i) exclude income from equity investees from the determination of earnings available to cover fixed charges and (ii) include capitalized interest within total fixed charges. Ratio was previously reported as 2.05x.

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